SECURI1 04015368 MISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED APR 0 5 2004 WASH. D.C. 181

SEC FILE NUMBER
8- 8381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Crown Financial Group, Inc. (formerly M. H. Meyerson & Co., Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd.
(No. and Street)

Jersey City	NJ	07810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert I. Turner (201) 459-9500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert I. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Financial Group, Inc. (formerly M. H. Meyerson & Co., Inc.), as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

CROWN FINANCIAL GROUP, INC.
(formerly M.H. MEYERSON & CO., INC.)
Financial Statements and
Supplemental Schedules Pursuant
To SEC Rule 17a-5 (restated)

January 31, 2003

TABLE OF CONTENTS

ANNUAL AUDITED FOCUS REPORT FACING PAGE...1-2

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS...3

FINANCIAL STATEMENTS

Statement of Financial Condition...4

Statement of Operations...5

Statement of Changes in Stockholders' Equity...6

Statement of Changes in Subordinated Liabilities...7

Statement of Cash Flows...8

Notes to Financial Statements...9-30

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission...31-32

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission...33

Independent Auditor's Report on Internal Control...34-35

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)

We have audited the accompanying statement of financial condition of CROWN FINANCIAL GROUP, INC. (the "Company"), formerly M. H. MEYERSON & CO., INC., as of January 31, 2003, and the related statement of operations, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, after the restatement described in Note 2, present fairly, in all material respects, the financial position of CROWN FINANCIAL GROUP, INC., as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described under the heading " Restatement of Previously Issued Financial Statements " in Note 2, the Company has restated its previously issued financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, including information relating to the possession or control requirements, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, after the restatement described in Note 2 to the basic financial statements, in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
March 20, 2003, except for the matters disclosed in notes 2, 18 and 20 as to which the date is March 9, 2004

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Statement of Financial Condition
January 31, 2003
(restated)

ASSETS	
Cash and cash equivalents	$ 961,465
Deposit with and receivables from brokers and dealers (Note 8)	3,473,248
Securities owned, held at clearing brokers, at market value (Notes 3 and 5)	1,128,631
Other investments	778,597
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization (Note 7)	632,334
Receivables from trading and sales personnel	730,139
Insurance recovery	1,000,000
Income taxes	24,669
Other assets	334,095
Total assets	$ 9,063,178
LIABILITIES AND STOCKHOLDERS' EQUITY	
Securities sold but not yet purchased (Notes 3 and 5)	$ 222,663
Accrued compensation expense	254,682
Accrued NASD arbitration awards	5,000,000
Accounts payable and accrued expenses	1,148,004
Total liabilities	6,625,349
Commitments and contingent liabilities (Note 18)	
Subordinated loans (Note 13)	3,000,000
Stockholders' Equity:	
Common stock, $0.01 par value, 25,000,000 shares authorized; 7,556,964 shares issued and outstanding, as restated	75,570
Unearned compensation	(97,071)
Notes receivable from stock issuance	(200,000)
Additional paid-in capital	16,872,876
Accumulated deficit	(17,213,546)
Total stockholders' equity	(562,171)
Total liabilities and stockholders' equity	$ 9,063,178

The accompanying notes are an integral part of these financial statements.

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Statement of Operations
For the Year Ended January 31, 2003
(restated)

REVENUES	
Net trading revenues	$ 7,659,032
Underwriting and investment banking fees	295,346
Commissions	997,660
Interest and other	319,551
Total revenues	9,271,589
EXPENSES	
Employee compensation and benefits	6,992,365
Execution and clearance charges	2,672,898
Communication and data processing	2,774,176
Occupancy and equipment rentals	1,299,593
Professional fees	876,851
Business development	318,708
Depreciation and amortization	94,043
NASD arbitration settlements	321,996
Impairment of investment	94,817
Other expenses	1,357,820
Total expenses	16,803,267
Loss before income taxes and tax benefits	(7,531,678)
Provision for income taxes (Note 15)	23,977
Net loss	$ (7,555,655)
Basic and diluted loss per share of common stock (Note 3)	$ (1.13)
Weighted average number of shares outstanding	6,661,377

The accompanying notes are an integral part of these financial statements.

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2003
(restated)

	Common Stock			Notes		Retained	
			Unearned	Receivable From Stock	Additional Paid-In	Earnings/ (Accumulated	Total Stockholders'
	Shares	Amount	Compensation	Issuance	Capital	Deficit)	Equity
Balances at January 31, 2002, as previously reported	6,581,514	$ 65,815	$ -	$ -	$ 11,735,641	$ (4,350,908)	$ 7,450,548
Prior period adjustments	25,000	250	-	(200,000)	4,548,522	(5,306,983)	(958,211)
Balances at January 31, 2002, as restated	6,606,514	66,065	-	(200,000)	16,284,163	(9,657,891)	6,492,337
Net loss, as restated	-	-	-	-	-	(7,555,655)	(7,555,655)
Shares issued	200,000	2,000	-	-	98,000	-	100,000
Shares issued as compensation	750,000	7,500	-	-	390,000	-	397,500
Options granted, as restated	-	-	(97,071)	-	100,421	-	3,350
Options exercised	450	5	-	-	292	-	297
Balances at January 31, 2003 as restated	7,556,964	$ 75,570	$ (97,071)	$ (200,000)	$ 16,872,876	$ (17,213,546)	$ (562,171)

The accompanying notes are an integral part of these financial statements.

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Statement of Changes in Subordinated Liabilities
For the Year Ended January 31, 2003
(restated)

Subordinated liabilities at January 31, 2002	$ 2,000,000
Increases:	1,000,000
Decreases:	-
Subordinated liabilities at January 31, 2003	$ 3,000,000

The accompanying notes are an integral part of these financial statements.

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Statement of Cash Flows
For the Year Ended January 31, 2003
(restated)

Cash flows from operating activities:		
Net loss	$	(7,555,655)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		94,043
Common stock and options issued as compensation		400,850
Impairment of investment		94,817
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables from brokers and dealers		1,712,024
Securities owned		3,097,467
Receivables from trading personnel		(428,263)
Income tax receivable		2,423,021
Other assets		549,217
Increase (decrease) in liabilities:		
Payable to brokers and dealers		(166,864)
Securities sold, not yet purchased		(1,034,826)
Accrued compensation expense		(479,824)
Accounts payable and accrued expenses		231,433
Net cash used in operating activities		(1,062,560)
Cash flows from investing activities:		
Other investments		72,025
Purchase of fixed assets, net of disposals		360
Net cash provided by investing activities		72,385
Cash flows from financing activities:		
Proceeds from subordinated loans		1,000,000
Common stock issued		100,000
Options exercised		297
Net cash provided by financing activities		1,100,297
Net increase in cash and cash equivalents		110,122
Cash and cash equivalents at beginning of year		851,343
Cash and cash equivalents at end of year	$	961,465
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	29,299
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

CROWN FINANCIAL GROUP, INC. (the "Company"), formerly M.H. MEYERSON & CO., INC. is a registered broker dealer with the United States Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Company, like other broker dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In January of 2003, John Leighton became the Company's Co-Chairman and Chief Executive Officer. Subsequently, he assumed the role of sole Chairman and President, and installed a new management team and began the implementation of a new business plan. In mid-September 2003, a new finance team was also appointed to further the implementation of this new business plan.

On October 17, 2003, as part of the closing of the Company's financial records for the month of September 2003, the new finance team of the Company determined that certain items in the Company's previously issued unaudited financial statements for the interim periods of the year ended January 31, 2004, were misstated. Additionally, the Company had been under a routine finance and operations review by the National Association of Securities Dealers, Inc. ("NASD") staff from February 2003 to August 2003. Before this, the Company has also been subject to a special financial examination by the NASD in 2002 covering the periods of April-June 2002 and October-December 2002. On September 17, 2003 and October 22, 2003, respectively, contemporaneous with the discovery of the misstatements described above, reports were issued by the NASD documenting their findings of the routine finance and operations review in 2003, and the special financial examination in 2002. These reports identified, among other things, certain adjustments required to correct improper methods of accruing certain costs.

The Company immediately commenced an internal review to determine the scope of the financial statement misstatements and to issue restated financial statements for any prior periods materially impacted by the misstatements. The internal review was conducted by the Company's new management team. The Company's independent auditors, Sanville & Company and Ernst & Young LLP, (which replaced Sanville & Company as the Company's independent auditors for the fiscal year ended January 31, 2004) also participated in the review. As the restatement of the Company's financial statements would have an effect on its compliance with the SEC's net capital requirements, the Company took immediate action to rectify the shortfalls by securing a capital infusion of approximately $1.7 million in the form of a capital contribution (without the issuance of additional shares of Common Stock).

As a result of the findings of the review, the Company has restated its financial statements for the years ended January 31, 2003, 2002 and 2001, including the corresponding interim periods, and the quarterly periods ended April 30, 2003 and July 31, 2003. The impact of the restatement on periods prior to the year ended January 31, 2001 is reflected as an adjustment to opening retained earnings as of February 1, 2000. See Note 14 for a discussion of the impact on the Company's net capital, as defined in the SEC Uniform Net Capital Rule 15c3-1, as a result of the restatement of the financial statements.

Set forth below are the nature of the principal adjustments made in restating the Company's financial statements:

- Adjustments to clearing broker balances. It was determined that the clearing broker statements were incorrectly reconciled to the accounting records, and the methodology for recording balances with clearing brokers not consistently applied. As a result, amounts recognized as trading revenues and expenses, and net securities balances were overstated and trading accounts were double counted.

- Adjustments to expenses and accruals. It was determined that accruals for certain expenses were not recorded on a timely basis and that certain expenses were only expensed when paid, as opposed to when incurred. This resulted in timing differences as expenses were recognized in the Statement of Operations in the wrong periods.

- Adjustments to prepaid expenses. It was determined that certain prepaid expenses were not recorded and amortized correctly, resulting in timing differences as expenses were recognized in the Statement of Operations in the wrong periods.

- Adjustments to the accounting for the consolidation and sale of the Company's subsidiary, Emeyerson.com, Inc. ("EMEY"). It was determined that EMEY was not consolidated by the Company for the six months ended July 31, 2001, and that the sale of EMEY in exchange for an interest in ViewTrade on July 25, 2001 was incorrectly accounted for. This resulted in an understatement of the Company's consolidated revenue and expenses, a failure to recognize a gain on the sale of EMEY, and an understatement of the Company's initial investment in ViewTrade. The understatement of the initial fair value of the Company's investment in ViewTrade also affected the Company's subsequent assessments of the recoverability of that investment, and the restatement has lead to the recording of subsequent impairments of the investment in ViewTrade.

- Adjustments to compensation and consulting expense due to issuance of stock options. It was determined that the compensation and consulting expense for the issuance of stock options to consultants and employees, respectively were not properly recorded.

- Adjustments to various classifications within the Statement of Operations and the Statement of Financial Condition. It was determined that there were errors in the classification of certain asset and expenses within the line items in the Statement of Operations and Statement of Financial Condition, respectively, that resulted in the need to reclassify the presentation of those items.

- Other adjustments.

Following its decision to restate its financial statements for the matters described above, the Company also reclassified certain prior year financial statement amounts to conform to the current year presentation.

Each of the restatement adjustments are described further below:

Adjustments to clearing broker balances:

As a result of errors and omissions in the reconciliation of the Company's accounting records to the statements from dealers and clearing brokers, amounts reflected as revenues and net securities owned were overstated and trading accounts were double counted. The restatement has led to a reduction in the net securities owned/sold and receivable from broker-dealers' balances in the Statement of Financial Condition of $1,194,025 as at January 31, 2003. In the Statement of Operations for the year ended January 31, 2003, this adjustment led to a net reduction in trading revenue of $1,528,165, an increase in commissions of $104,395, and a decrease in trading expenses of $229,745 (an aggregate effect of $1,194,025 or $0.18 per share). Amounts shown in Notes 5 and 8 have been restated accordingly.

Adjustments to expenses and accruals:

The Company determined that accruals for certain expenses were not recorded on a timely basis and that certain expenses were recognized when paid, as opposed to when incurred. As a result the affected expenses were recognized in the results of operations in the wrong periods. The financial statements have been restated to accrue the expenses and related liabilities in the correct periods. These restatements have led to an increase in accrued expenses of $799,294 as at January 31, 2003. The adjustments increased expenses $581,335 ($0.08 per share) for the year ended January 31, 2003.

Adjustments to prepaid expenses:

In connection with its review of the accrual of expenses, the Company also discovered that prepaid expenses were incorrectly recorded and amortized, as a result of which those expenses were recognized in the results of operations in the wrong periods. The financial statements have been restated to amortize the prepaid expenses to the correct periods. These restatements have led to an increase in prepaid expenses and a decrease in expenses amortized to the Statement of Operations for the year ended January 31, 2003 of $ 86,124, or $0.01 per share.

Adjustments to the consolidation and sale of subsidiary:

On September 11, 2001, the ViewTrade head office located in the World Trade Center was destroyed. ViewTrade suffered significant declines in revenues due to the breakdown in their operations, as well as the decline in market conditions affecting ViewTrade's business immediately following the terrorist attack. These events resulted in the Company recording an impairment charge to their investment in ViewTrade for the year ended January 31, 2002. The continuing decline in market conditions affecting ViewTrade's business resulted in a further impairment charge of $94,817 ($0.01 per share) for the year ended January 31, 2003. These events resulted in a net decrease in the value of the investment in ViewTrade of $235,256 as at January 31, 2003.

Adjustments to compensation and consulting expense due to issuance of stock options:

As part of the review performed by the new finance department during October 2003, it was discovered that compensation expense was not properly recognized for certain stock options granted to employees and consultants. The Company determined that in prior periods, stock options were granted to employees below fair market value and that there were repricings of existing stock options, both of which resulted in adjustments to stock compensation expense as permitted under the relevant provisions of Accounting Principles Board Opinion No. 25 (which the Company uses for accounting for employee and director stock options and awards as permitted under Statement of Financial Accounting Standards ("SFAS") No. 123). In addition, stock options were also granted to consultants without recognizing the corresponding consulting cost as required by SFAS No. 123, which required additional adjustments. The adjustments to properly account for the options granted to employees and consultants resulted in an increase of $100,421 in additional paid-in-capital, $97,071 in unearned compensation and $3,350 in compensation expense for the year ended January 31, 2003. Amounts shown in Note 17 have been restated accordingly.

Adjustments to various classifications within the Statement of Operations and the Statement of Financial Condition:

The Company determined that errors were made in the classification of certain expenses within the line items within the Statement of Operations for the year ended January 31, 2003. Employee benefits such as medical insurance were reclassified from other expenses to employee compensation and benefits. Execution and clearance fees originally classified within net trading revenues and commissions have been reclassified to execution and clearance fees. Reclassifications of expenses were also required between execution and clearance fees, and communications and data processing. The NASD arbitration settlement expense was reclassified from professional expenses to a separate line item. Income from the sub-lease of office space has been reclassified from occupancy and equipment rental to interest and other income, and interest income has been reclassified from net trading revenues to interest and other income. None of the reclassifications had any impact on the Company's net loss or net loss per share for the year ended January 31, 2003. There were also certain errors in the classification of assets within the Statement of Financial Condition at January 31, 2003, resulting in reclassifications between other assets and various other asset line items. Such reclassifications had no effect on the Company's total stockholders' equity.

Other adjustments:

A number of other adjustments to the Company's previously filed financial statements are also necessary, most notably:

a) The Company discovered a reduction to the tax benefit recorded for the year ended January 31, 2002 of $423,180 or $0.06 per share that was originally recorded in the quarter ended April 30, 2002 instead

of in the year ended January 31, 2002. This reduction has been reflected in the Statement of Operations for the year ended January 31, 2002. Amounts shown in Note 15 have been restated accordingly.

b) The Company issued 50,000 shares of stock to the Vice-President of Operations on February 1, 2000 in exchange for a non-recourse loan in the amount of $200,000. This loan was originally included in receivables trading and sales personnel, but has been reclassified to stockholders' equity (contra-equity) as of January 31, 2003.

c) The Company determined that incorrect depreciation rates were used for the year ended January 31, 2003, resulting in a decrease in depreciation of $69,365 or $0.01 per share, for the year ended January 31, 2003. Amounts shown in Note 7 have been restated accordingly.

d) As part of the reconciling process performed by the Company on the clearing broker statements, the number of outstanding shares as per the accounting records was reconciled to the transfer agent, resulting in an increase of 25,000 shares to the total shares of common stock outstanding for the year ended January 31, 2003.

e) The effect of the pre tax restatement adjustments above have led to timing differences in the tax provision between periods. These timing differences have resulted in an increase in tax expense of $12,098 for the year ended January 31, 2003. There is no net effect of these timing differences over the periods, as they are offset by the benefit of net operating loss carrybacks. It is significant to note that, as the Company has placed a valuation allowance against the deferred tax asset, there is no net change in the deferred tax asset.

The following summarizes the effect of these adjustments on the previously reported net loss and net loss per share:

	For the year ended January 31, 2003	
	Net loss	**Net loss per share**
As previously reported	$(6,248,699)	$(0.94)
Reconciliation of clearing broker statements	(1,194,025)	(0.18)
Accrual of expenses	(581,335)	(0.08)
Prepaid expenses	86,124	0.01
Stock compensation	(3,350)	-
Depreciation	69,365	0.01
Tax benefit	423,180	0.06
Impairment of investment	(94,817)	(0.01)
Tax adjustments	(12,098)	-
As restated	$(7,555,655)	$(1.13)

The impact on the Statement of Operations, Statement of Financial Condition and Statement of Cash Flows, as a result of the above adjustments, is as follows. The amounts previously reported are derived from the original Form 10-K for the year ended January 31, 2003.

	For the year ended January 31, 2003	
	Amounts previously reported	As restated
Statement of operations:		
Revenues		
Net trading revenues	$9,187,197	$7,659,032
Underwriting and investment banking fees	295,346	295,346
Commissions	893,265	997,660
Interest and other	51,199	319,551
Total revenues	10,427,007	9,271,589
Expenses		
Employee compensation and benefits	5,801,054	6,992,365
Execution and clearance fees	2,164,443	2,672,898
Communications and data processing	2,932,796	2,774,176
Occupancy and equipment rentals	1,059,762	1,299,593
Professional fees	813,375	876,851
Business development	-	318,708
Depreciation and amortization	-	94,043
NASD arbitration settlements	-	321,996
Impairment of investment	-	94,817
Other expenses	3,480,772	1,357,820
Total expenses	16,252,202	16,803,267
Loss before income taxes	(5,825,195)	(7,531,678)
Income tax expense	423,504	23,977
Net loss	$ (6,248,699)	$ (7,555,655)
Basic loss per share	$ (0.94)	$ (1.13)
Diluted loss per share	$ (0.94)	$ (1.13)
Shares used in basic earnings per share calculation	6,625,571	6,661,377
Shares used in diluted earnings per share calculation	6,625,571	6,661,377

	January 31, 2003	
	Amounts previously reported	As restated
Statement of Financial Condition:		
Assets		
Cash and cash equivalents	$961,465	$961,465
Securities owned, held at clearing brokers, at market value	1,302,826	1,128,631
Receivables from brokers and dealers	4,152,243	3,473,248
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization	562,969	632,334
Other investments	840,962	778,597
Receivables from trading personnel	-	730,139
Insurance recovery	-	1,000,000
Income taxes receivable	13,392	24,669
Other assets	2,686,959	334,095
Total assets	$10,520,816	$9,063,178
Liabilities and Stockholders' Equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$217,777	$222,663
Accrued compensation expense	254,683	254,682
Accounts payable, accrued expenses and other liabilities	348,710	1,148,004
Accrued NASD arbitration awards	5,000,000	5,000,000
Total liabilities	5,821,170	6,625,349
Subordinated loans	3,000,000	3,000,000
Stockholders' equity:		
Common stock, $0.01 par value, 25,000,000 shares authorized; 7,556,964 shares issued and outstanding at January 31, 2003	75,320	75,570
Unearned compensation	-	(97,071)
Notes receivable from stock issuance	-	(200,000)
Additional paid-in capital	12,223,933	16,872,876
Accumulated deficit (1)	(10,599,607)	(17,213,546)
Total stockholders' equity	1,699,646	(562,171)
Total liabilities and stockholders' equity	$10,520,816	$9,063,178

(1) The impact of the restatement adjustments described above on accumulated deficit as at January 31, 2002 was $5,306,983.

	For the year ended January 31, 2003	
	Amounts previously reported	As restated
Statement of Cash Flows:		
Net cash used in operating activities	$(990,175)	$(1,062,560)
Net cash provided by investing activities	-	72,385
Net cash provided by financing activities	1,100,297	1,100,297

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned, Securities Sold But Not Yet Purchased and Related Revenue Recognition

Securities transactions, and related commission revenue and expense, if applicable, are recorded on a trade date basis.

Securities owned and securities sold but not yet purchased are carried at market value and are recorded on a trade date basis with unrealized gains and losses included in net trading revenue. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses, including compensation and benefits, execution and clearance fees and payments for order flow, are also recorded on a trade date basis. The Company's clearing agreements call for payment of or receipt of interest income, net of interest expense, for facilitating the settlement and financing of securities transactions.

The market value of securities owned, and securities sold but not yet purchased, which consist of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Underwriting fees are recorded at the time the underwriting is completed.

Cash and Cash Equivalents

Cash and cash equivalents represent demand deposit accounts at banks.

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Other Investments

Other investments, which include the Company's investment of approximately 15% in ViewTrade, Inc., are accounted for at the lower of cost or fair value. The fair value of other investments, for which a quoted market or dealer price is not available, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the financial condition, operating results and cash flows of the issuer, the long-term business potential of the issuer, the terms and liquidity of the investment, the sales price of recently issued securities the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is stated at cost. Office furniture, equipment and vehicles are depreciated over the estimated useful lives, ranging from three to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated economic life of the improvements.

Stock Based Compensation

The Company has established employee stock option plans administered by the Board of Directors. Under the plans, options may be granted to employees of the Company and other qualified individuals up to an aggregate of 3,500,000 shares of Common Stock. As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123 *Accounting for Stock-Based Compensation,* the Company accounts for the stock options issued to employees and directors as fixed plan options using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees.* Accordingly, compensation cost is recorded only to the extent, if any, that the exercise price of the option is less than the market price of the underlying common stock on the date of grant. Any such compensation expense is charged to income over the service period (vesting period).

As required by SFAS No. 123, stock options issued to other than employees or directors are valued at fair value, using the Black-Scholes option pricing model, and the value of the options is charged to expense as the options vest.

As required by SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* ("SFAS 148"), the Company has computed for pro forma disclosure purposes, the fair value of options granted to employees and directors using the Black-Scholes option pricing model. It should be noted that the Black-Scholes option-pricing model was developed for use in estimating the fair value of the traded options, which have no vesting restrictions and are fully transferable, and therefore are different from employee and director options which have both vesting and transfer restrictions which may affect their value. In addition, option valuation models required the input of highly subjective assumptions including the expected stock price volatility. In applying the Black-Scholes option pricing model, the Company used the following assumptions:

	For the year ended January 31, 2003
Risk free interest rate	2.53%
Weighted average expected life of options (years)	4.00
Expected volatility of Company's common stock	178%
Expected dividends	-

The following pro forma information of net loss and net loss per share was determined as if the Company had accounted for the stock option plans under the fair value method of SFAS 123:

	For the year ended January 31, 2003
Net loss, as restated and reported	$(7,555,655)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(138,984)
Add: Total stock-based compensation expense determined under intrinsic value based method for all awards	3,350
Pro forma net loss	$(7,691,289)
Earning per share:	
Basic and diluted net loss per share as restated and reported	$(1.13)
Basic and diluted net loss per share pro forma	$(1.15)

The weighted average fair value of the stock options granted was $0.62 for the year ended January 31, 2003.

Income taxes

The Company provides for current and deferred taxes payable or refundable utilizing the liability method prescribed by SFAS No. 109. That method recognized deferred assets and liabilities for differences between the financial reporting and tax bases of assets and liabilities, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits represent changes in deferred tax assets or liabilities between years.

Earnings Per Common Share

Earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Shares issuable upon the exercise of stock options and warrants that are dilutive have been included in the computation of earnings per share based on the modified treasury stock method.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement establishes new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and certain intangible assets with an indefinite useful life will no longer be amortized and are tested for impairment at least annually. Other intangible assets continue to be amortized over their useful lives. The useful lives and any impairment of other intangible assets will also be tested at least annually. The Company adopted the provisions of SFAS No. 142 effective February 1, 2002. The adoption of this statement did not have an impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement establishes standards for financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of SFAS No. 143 effective February 1, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS No. 144 establishes a single model for accounting for the impairment or disposal of long-lived assets. The Company adopted the provisions of SFAS No. 144 effective February 1, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. We adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. The Company adopted the disclosure provisions of FIN 45 effective January 31, 2003 and the adoption of this interpretation did not have a material impact on the Company's financial statements.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*. EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted the provisions of this consensus effective November 1, 2002. The adoption of this consensus had no effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*. This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 effective January 31, 2003, and continues to follow APB No. 25. The adoption of this statement did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. The FASB subsequently revised and issued FIN No. 46 (Revised) in December 2003. FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Before FIN No. 46, VIEs were commonly referred to as special purpose entities. As the Company does not have any interests in VIEs, the adoption of this statement will not have an effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133 *Accounting for Derivative Instruments and Hedging Activities.* This Statement is effective for derivative contracts and hedging instruments entered into after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and must be applied to all financial instruments at the beginning of the third quarter of 2003. The

adoption of this statement did not have an effect on the Company's financial statements.

5. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

	January 31, 2003 (restated)
Securities owned, marketable:	
State and municipal obligations	$ 27,325
Equities	1,098,819
Other	2,487
	$ 1,128,631
Securities sold but not yet purchased:	
Equities	$ 222,663
	$ 222,663

6. IMPAIRMENT OF INVESTMENT

On September 11, 2001, the ViewTrade head office located in the World Trade Center was destroyed. As a result, ViewTrade suffered significant financial difficulties due to the breakdown in their operations, as well as the decline in market conditions affecting ViewTrade's business immediately following the terrorist attack. These events resulted in the Company recording a charge related to the impairment of their investment in ViewTrade for the year ended January 31, 2002. The continuing decline in market conditions affecting ViewTrade's business resulted in a further impairment charge of $94,817 for the year ended January 31, 2003.

7. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements is summarized as follows:

	January 31, 2003 (restated)
Furniture, fixtures, equipment and leasehold improvements	$ 2,754,007
Less accumulated depreciation and amortization	(2,121,673)
	$ 632,334

Depreciation and amortization expenses totaled $94,043 for the year ended January 31, 2003.

8. DEPOSIT WITH, RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

The Company maintains clearing agreements with Spear, Leads & Kellogg ("SLK") and Fiserv Securities, Inc., ("Fiserv"), who acquired Investec Ernst and Company's clearing business in November of 2002. Under the agreement with SLK the Company maintains a clearing deposit of $1,000,000. The Company primarily clears its proprietary equity market making activity through SLK. Under the agreement with Fiserv the Company maintains a clearing deposit of $100,000. The Company primarily clears its proprietary municipal bond business and customer transactions through Fiserv.

At January 31, 2003, amounts receivable from and payable to brokers and dealers consist of the following:

	2003 (restated)
Receivable:	
Clearing brokers	$ 2,964,398
Other	508,850
	$ 3,473,248

9. ACCRUED COMPENSATION EXPENSE

Accrued compensation expense includes amounts owed to market makers and salespersons. Monthly commission payments to these individuals are generally paid by the middle of the following month.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of the SEC Rule 15c3-3. All transactions are cleared through SLK and Fiserv.

11. SIGNIFICANT CUSTOMERS

The Company considers significant customers to be customers who account for 10% or more of the total trades by the Company during the year. The Company had one such significant customer accounting for 13% of the total trades at January 31, 2003.

The Company's customers include both institutions and broker-dealers. Institutional clients primarily include mutual funds, pension plans, plan sponsors, hedge funds, trusts and endowments. Broker-dealer clients include global, national and regional broker-dealers and on-line brokers.

12. RELATED PARTY TRANSACTIONS

The Company has loaned Anthony F. Dudzinski, the Company's former Vice-President of Operations, $200,000 to purchase 50,000 shares of the Company's stock. The loan matures February 21, 2004 and is non-interest bearing. The shares of the Company are pledged as collateral for the loan.

In January 2003, Mr. Leighton was issued 750,000 shares of the Company's stock in connection with his employment agreement. The 750,000 shares were valued at the closing price of the Company's stock at the signing of Mr. Leighton's agreement. A value of $397,500 of compensation expense has been recorded in the financial statements.

Effective January 14, 2003, Mr. Leighton has contributed $500,000 in the form of a subordinated note (See Note 13) to the Company. Certain members of this new management team purchased 200,000 shares of Common Stock for an aggregate purchase price of $100,000.

The Company has retained an interest in ViewTrade of approximately 15% through ViewTrade's acquisition of the Company's former subsidiary, EMeyerson.com, Inc . This investment is $104,474 as at January 31, 2003, and is included in 'Other Investments' in the Statement of Financial Condition. ViewTrade subleases space from the Company which resulted in sublease income of approximately $248,201 for the year ended January 31, 2003. This income is included in 'Other Income' in the Statement of Operations.

13. SUBORDINATED LOANS

The Company entered into a NASD approved subordinated loan agreement with SLK dated June 3, 1997 and effective August 1, 1997. The loan is for $2,000,000 and matured on August 31, 1999 but was extended to August 31, 2003. It is subject to monthly interest payments at the Prime Rate and is unsecured.

The Company has entered into a NASD approved subordinated loan agreement with two stockholders. The first agreement was effective December 10, 2002 in the amount of $500,000. This agreement bears interest at an annual rate of 6% and matures December 31, 2003. The second agreement was effective January 14, 2003 in the amount of $500,000. This agreement bears interest at an annual rate of 6% and matures January 31, 2004.

All of the aforementioned subordinated loans are considered debt for purposes of the debt to debt-equity ratio.

14. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in the SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC before repaying any subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At January 31, 2003, the Company had restated negative net capital of $114,958, and a minimum net capital requirement of $1,000,000.

15. INCOME TAXES

The Company files a federal income tax return as well as state income tax returns in certain jurisdictions. Based on the restatements discussed in Note 2, the below items reflect the actual tax expense, as well as the actual deferred tax assets and liabilities. The Company will file amended returns to the extent that the below items do not correspond to their tax returns as originally filed.

Please note that the deferred tax asset is subject to a 100% valuation allowance. Pursuant to SFAS No. 109, as management does not believe that it is more likely than not to realize the benefit of such assets, the deferred tax asset is subject to the valuation allowance.

The provision for income taxes consists of the following:

	For the year ended January 31, 2003
Current:	
U.S. federal	$ -
U.S. state	$ 23,977

Deferred:	
U.S. federal	$ -
U.S. state	$ -
Provision for income taxes	$ 23,977

The following table reconciles the provision to the U.S. federal statutory income tax (benefit) rate:

	For the year ended January 31, 2003
U.S. federal statutory income tax rate	35.0 %
Valuation allowance	(33.6) %
Other	(1.7) %
Effective income tax (benefit) rate	(0.3) %

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at January 31, 2003 are as follows:

	For the year ended January 31, 2003
Deferred tax assets:	
Net operating losses	$ 5,330,414
Stock option compensation	248,467
Fixed assets and other amortizable assets	89,675
Reserves	1,633,717
Charitable contributions	75,716
Valuation of investments	2,032,344
Total gross deferred tax assets	$ 9,410,333
Valuation allowance	($ 9,410,333)
Net deferred tax asset	$ ---

At January 31, 2003 the Company had a Federal net operating loss carryforward of approximately $12,000,000. The Federal net operating loss begins to expire in the fiscal year ended in 2022 and expires completely in the fiscal year ended 2023. In addition, the Company has state net operating loss carryforwards. The state net operating loss carryforwards range by jurisdiction up to approximately $18,500,000. These state net operating loss carryforwards expire between fiscal years ended in 2009 and 2010.

16. 401(K) SAVINGS PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contributions to the plan for the year ended January 31, 2003.

17. STOCK OPTIONS

The Company has established employee stock option plans administered by the Board of Directors. Under the plans, options may be granted to employees of the Company and other qualified individuals up to an aggregate of 3,500,000 shares of Common stock. As of January 31, 2003, 3,189,485 options have been granted under these plans. A summary of the status of the Company's stock options as of January 31, 2003 and changes during the year then ended is presented below:

	Total	Weighted-Average Exercise Price	Expiration Dates
	(restated)	(restated)	(restated)
Balance, January 31, 2002	1,875,397	$ 3.26	6/02-7/11
Granted	757,712	$ 0.75	
Cancelled	(382,429)	$ 3.68	
Exercised	(450)	$ .66	
Expired	(207,500)	$ 2.67	
Balance, January 31, 2003	2,042,730	$ 2.31	3/03-7/11

Options granted during the fiscal year ended January 31, 2001 include 50,000 shares of common stock that were purchased by Anthony Dudzinski, Vice President of Operations, at a price of $4.00 per share with the proceeds of a $200,000 loan provided by the Company. These shares are treated as an option because they were pledged against the related non-recourse, non-interest bearing promissory note that matured on January 31, 2003.

The following tables provide further details relating to the Company's stock options outstanding as of January 31, 2003:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
	(restated)	(restated)	(restated)
Below-$0.65	558,712	$ 0.44	4.92
$0.66-$2.00	410,042	0.89	3.12
$2.01-$2.25	424,000	2.23	5.02
$2.26-$6.00	525,976	4.42	1.91
$6.01-Above	124,000	6.68	1.31
Balance, January 31, 2003	2,042,730	$ 2.31	3.58

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
	(restated)	(restated)
Below-$0.65	118,712	$ 0.35
$0.66-$2.00	335,042	0.94
$2.01-$2.25	424,000	2.23
$2.26-$6.00	525,976	4.42
$6.01-Above	124,000	6.68
Balance, January 31, 2003	1,527,730	$ 2.92

In January 2003, Mr. Leighton was issued 750,000 shares of the Company's stock in connection with his employment agreement. The 750,000 shares were valued at the closing price of the Company's stock at the signing of Mr. Leighton's agreement. A value of $397,500 of compensation expense has been recorded in the financial statements.

18. COMMITMENTS AND CONTINGENT LIABILITIES

The Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company and carried by the clearing broker. These processes are monitored by the clearing-broker. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

The Company leases office space under noncancelable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. The Company leases certain computer and other equipment under noncancelable operating leases. Additionally, the Company leases its office equipment under various leases expiring in 2003, 2005, and 2006.

The rental expense for the year ended January 31, 2003 was $870,430.

As of January 31, 2003, future minimum rental commitments under all noncancelable office leases, computer leases and equipment leases were as follows:

For the years ended January 31,	**Office Leases (restated)**	**Other Obligations (restated)**	**Total (restated)**
2004	$ 882,113	$ 137,186	$ 1,019,299
2005	884,450	137,186	1,021,636
2006	884,450	11,432	895,882
2007	905,946	-	905,946
2008	921,300	-	921,300
Thereafter through July 31, 2011	3,128,747	-	3,128,747
	$7,607,006	$285,804	$7,892,810

Effective September 25, 2001, the Company has subleased a portion of its office space under an agreement which calls for monthly payments of $16,335. The sublease is for a term of three months with automatic renewals.

The Company has entered into guaranteed employment contracts with the CEO and certain members of management of approximately $1,750,000 for the year ended January 31, 2004, $1,650,000 for the year ended January 31, 2005 and $675,000 for the year ended January 31, 2006. During the year ended January 31, 2004, these employees have forfeited $557,853 of compensation payments.

The following litigation and arbitration matters are pending at January 31, 2003:

RAINBOW MEDICAL (FLORIDA)

Harry Binder, on behalf of himself and all others similarly situated, Plaintiff, v. Rainbow Medical Inc., Rainbow Pediatrics, Inc., M.H. Meyerson & Co., Inc., Hugo D. Goldstraj, M.D, Marcela C. Goldstraj, M.D., Roberto P. Novo, M.D., Sandra R. Giblin, Martin Leventhal, Gina Bertinelli, Defendants, Circuit Court of the Eleventh Judicial Circuit, Miami Dade, Florida, Case No. 00-24851 CA.

On September 19, 2000, plaintiff commenced a class action lawsuit alleging that the class, consisting of all investors who purchased investment units in Rainbow Medical, Inc. ("Rainbow") in a $2.5 million private placement offering in June 1997, purchased units which became worthless when, after the offering closed, certain officers and inside directors of Rainbow, specifically defendants Hugo D. Goldstraj, M.D., Marcela C. Goldstraj, M.D., and Roberto P. Novo, M.D., looted Rainbow and stole the proceeds of the offering. The Company was the placement and selling agent for the private placement. Martin Leventhal, C.P.A., a director of the Company became an outside director of Rainbow after the offering closed.

Plaintiff in its Amended Complaint claims against the Company and Leventhal for breach of fiduciary duty, negligent misrepresentation and negligence. Plaintiff alleges that the Company failed to make certain disclosures in the offering memorandum concerning legal proceedings involving Rainbow's officers, that the Company failed to ensure that Rainbow engaged in certain corporate actions and that Rainbow failed to use the offering proceeds in the manner stated in the offering memorandum. Plaintiff seeks approximately $2.6 million in damages on behalf of the "class" of investors.

On July 19, 2001, plaintiff Harry Binder, as the putative class representative, filed a motion to have the lawsuit certified as a class action. On December 11, 2001, the Trial Court issued an Order denying the motion. Plaintiff appealed the Court's Order denying class certification. On November 27, 2002, the Third District Court of Appeal, Florida issued a decision affirming the Trial Court's denial of class certification. Accordingly, the only claims that now remain in the case are plaintiff's individual claims, which seek damages of $37,500, together with interest and attorney's fees. The Company intends to defend itself vigorously against any litigation by plaintiff of his individual claims, and has not recorded a provision for any loss that may be incurred as a result of the action.

HIGHTOWER

Fred D. Hightower, Lawrence J. Kelly, David Kramer, Neal Lisann, Ronald Nilsen, Carolyn Nilsen, Richard Pizitz, Alfred Schwimmer, and John Rivi, on behalf of themselves and all others similarly situated, Plaintiffs, v. M.H. Meyerson & Co., Inc. Ronald Heller, David Nagelberg, Martin Leventhal and John Does 1-50, Defendants, Superior Court of New Jersey, Hudson County, Law Division, Docket No. L-3876-02.

On June 6, 2002, the plaintiffs commenced a class action lawsuit in New Jersey alleging virtually the same claims that are alleged in the Binder lawsuit in Florida, which is discussed above. Claims include misrepresentation and omissions in the Rainbow Offering Memorandum concerning the financial condition of Rainbow, a failure to disclose pending litigation, and a failure to ensure that Rainbow performed specific corporate actions after the close of the Offering concerning the use of the proceeds for intended purposes and the listing of Rainbow's stock. In addition to the Company and Leventhal, the plaintiffs in this New Jersey lawsuit have also named as defendants Ronald Heller and David Nagelberg, who were involved with the June 1997 Private Placement on behalf of the Company.

The defendants moved to stay or dismiss the case because of the pendancy of the identical Binder case in Florida. Plaintiffs then moved for class certification and defendants opposed that motion. After the Florida Appeals Court in the Binder Florida lawsuit affirmed the trial court's denial of Plaintiff's class certification motion in that case, the New Jersey Court in the Hightower case held that the Defendants' motion to stay the case was moot. The Defendants then moved to dismiss the Hightower complaint for failure to state a valid claim.

The New Jersey Court held a hearing on the motion on February 20, 2003 and denied Plaintiffs' motion for class certification, without prejudice to a renewal of that motion after completion of discovery. The New Jersey Court also denied Defendants' motion to dismiss, without prejudice to defendants' right to move for summary judgment upon completion of discovery. Defendants have since made their motion for summary judgment as discovery process ended last summer; furthermore, Defendants have opposed Plaintiff's renewed motion for class certification. On January 6, 2004, the New Jersey Court denied the plaintiffs' motion for class certification and heard Defendants' motion for summary judgment.

The Court granted Defendants' motion on February 26, 2004 and dismissed the Plaintiff's with prejudice. Under the New Jersey Rules of Appelate Procedure, for a period of 30 days from the date the Clerk of the Court filed the order dismissing the action, Plaintiffs could file a notice of appeal. As of the date of the filing of this report, the Company has not received notice of any such appeal. The Company continues to believe that the allegations of wrongdoing are meritless, and will defend against all claims vigorously if an appeal is files.

FEDERAL SECURITIES CLAIMS (NEW JERSEY)

In re M.H. Meyerson & Co., Inc. Securities Litigation, United States District Court, District of New Jersey, 02 div. 2724.

On June 6, 2002, the plaintiff (who is also the plaintiff in the Florida lawsuit discussed above) filed a Class Action Complaint against the Company and defendants, Martin Meyerson, Kenneth Koock, Estate of Eugene Whitehouse, Jeffrey Meyerson, Bertram Siegel, Martin Leventhal and Alfred Duncan who are directors of the Company. In their compliant, Plaintiffs allege fraud claims under the federal securities law relating to the Company's disclosures, and alleged failures to disclose certain information relating to prior litigations involving the Company, the efforts of the Company's subsidiary, eMeyerson.com, Inc., to develop an electronic trading program through a license agreement with TradinGear.com, Inc., and a litigation arising from eMeyerson's termination of that agreement, and other matters. Plaintiffs seek damages in excess of $15 million for the alleged class.

Subsequently, a virtually identical class action lawsuit was filed by other plaintiffs against the same defendants in the same court, Choung v. M.H. Meyerson & Co., Inc., et al., U.S. District Court of New Jersey, 02 Civ. 3622. On September 24, 2002, the District Court consolidated the two cases under the caption, "In re M.H. Meyerson & Co. Securities Litigation," Master File No. 02-CV-2724. The plaintiffs have served an Amended Complaint, which repeats the allegations of the initial pleading.

Upon the Company's motion, and pursuant to an Order of the U.S. District Court dated September 29, 2003, the consolidated action was dismissed with leave to amend within thirty days. On or about October 30, 2003, plaintiffs filed a Second Amended Consolidated Class Action Complaint ("Second Amended Complaint"). All defendants have recently filed a motion to dismiss the Second Amended Complaint.

The defendants believe that the allegations of the Second Amended Complaint are meritless and fail to state legally valid claims. The defendants intend to continue to contest the allegations vigorously, and has not recorded a provision for any loss that may be incurred as a result of the action.

EMEYERSON.COM, INC.

Two plaintiffs filed federal securities fraud claims against the Company and certain affiliated or related parties, arising from plaintiff's private placement purchase of $300,000 in stock of Meyerson.com Inc. that was then a subsidiary of the Company. The lawsuit was filed in the U.S. District Court, District of New Jersey as, Hemphill v. Meyerson, Civ. No. 01-5134. Plaintiffs alleged that defendants failed to disclose material facts concerning, inter alia,

eMeyerson's ownership of stock in a vendor company that was under contract to develop for eMeyerson an electronic trading platform. Defendants moved to dismiss the complaint.

On April 25, 2002, the District Court granted defendants' motion and dismissed the complaint with prejudice and without leave to replead. The plaintiffs appealed the District Court's order to the U.S. Court of Appeals for the Third Circuit. The Court of Appeals has since affirmed the District Court's order and has entered a Final Judgment dismissing the case.

OPTOMEDIC MEDICAL TECHNOLOGIES LTD.

In connection with Company's June 1998 underwriting of the securities of Optomedic Medical Technologies Ltd. ("Optomedic"), plaintiff James Stern ("Stern") in June 1999 filed and thereafter served on Optomedic, its chief executive officer Alex Harel, and the Company a pleading styled as a federal securities class action complaint with U.S. District Court for the Eastern District of New York (the "Court"). In November 1999, the Court signed an order appointing lead plaintiffs and lead counsel in the action. Lead plaintiffs filed and served an amended complaint on the Company in May 2000. In June 2000, the Company and defendant Harel moved to dismiss plaintiff's amended complaint.

Pursuant to Order entered September 19, 2003, and Judgment entered September 25, 2003, the Court granted defendants' motion to dismiss all of plaintiffs' claims, and denied plaintiffs leave to further amend the complaint. Under the Federal Rules of Appellate Procedure, for a period of 30 days from the date the Clerk of the Court filed the Judgment in the action, plaintiff could file a notice of appeal. As of the date of the filing of this report, the Company has not received notice of any such appeal.

C.V.I. GROUP ARBITRATION

C.V.I. Group v. M.H. Meyerson & Co., Inc. and Bear Stearns & Co., Inc.

In May 1999, claimants filed a Statement of Claim in arbitration with the National Association of Securities Dealers ("NASD") alleging that the Company wrongfully transferred 20,000,000 shares of Whitehall Enterprises, Inc. that were deposited with the Company and its then clearing agent, Bear Stearns & Co., Inc. ("Bear Stearns"). Claimants contend that their damages are based upon the market price of the shares at the date of the transfer, $.25 per share. This claim is partially covered by the Company's Broker/Dealer Errors and Omissions Policy for net of $1,000,000.

The Company denied all liability and asserted that the transfer of the shares were authorized and duly executed by each of the claimant entities, EMES, SLR, and Ontario, to Global Financial. Each of EMES, SLR, and Ontario, in its respective Power of Attorney, appointed Global Financial as its agent and attorney-in-fact with full and unlimited power and authority to buy, sell, assign, endorse, and transfer all securities of any nature standing anywhere in the name, respectively, of EMES, SLR, and Ontario. Claimants sent copies of each of the Powers of Attorney to the Company to facilitate the transfer of the shares to Global Financial.

The evidence showed that claimants did not send a revocation of the Powers of Attorney until January 27, 2000, which was three days after the shares were transferred. Moreover, the Powers of Attorney specifically stated that any revocation is ineffective for any transaction that was initiated before a revocation. This matter was arbitrated in Buffalo, NY on October 15-17, 2001.

On January 8, 2002, the NASD arbitration panel awarded $5,000,000 in compensatory damages against the Company and Bear Stearns. The award was joint and several against both firms. Neither Bear Stearns nor the Company asserted cross claims against each other in the arbitration. Either may attempt, subject to defenses of the other, to assert a cross claim against the other under the clearing agreement or other law for its share of the award. The Company and Bear Stearns have each filed motions to vacate the award in its entirety with the U.S. District Court for the District of New Jersey. Bear Stearns has also requested the Court to vacate the award as to it if the Court does not vacate the entire award. These motions together, with the Claimant's motion to confirm, should be heard sometime during the first or second calendar quarter of 2004.

While both the management of the Company and its legal counsel believe that a vacation or modification of the award is very possible, due to the fact that the legal grounds for vacating an award are somewhat narrow, the Company has elected to record the $5,000,000 adverse award as a liability in its financial statements. Because the award is joint and several, and may be overturned, the Company has not accrued a reserve for interest on the award. The Company has a Securities Broker/Dealer's Professional Liability Insurance policy with coverage of $1,000,000 for each loss. The insurance company has acknowledged that the adverse arbitration award is covered under the policy. Accordingly, the Company has recorded a $1,000,000 insurance receivable in the financial statements.

The following litigation and arbitration matters were initiated and are pending subsequent to January 31, 2003:

HOOVER ARBITRATION

James D. Hoover, Jr. and Kimberly R. Hoover v. M.H. Meyerson & Co, Inc., Martin H. Meyerson and Ronald Heller, NASD Arbitration No. 03-02234

In March 2003, claimants filed a Statement of Claim in arbitration with the NASD alleging the respondents engaged in excessive and unauthorized trading and entered into unsuitable investments in the claimants' account. Claimants further alleged that respondent, Heller, solicited investments in several private placements in which respondents had vested interests. Claimants seek damages in the amount of $2.5 million. In May 2003, the Company filed its answer denying the allegation and moved to dismiss the claim.

The Company believes that the allegations in the Statement of Claim are meritless. The Company intends to continue to contest the allegations vigorously.

DUFF ARBITRATION

Scott L. Duff and Michele Duff v. M.H. Meyerson & Co, Inc., and Clifford Ghazai, NASD Arbitration No.

Claimants alleged a former registered representative of the Company entered unsuitable and unauthorized investments in the claimants' account, churned the account the generate commissions, and made misrepresentation to claimants' concerning their account and investments. Claimants also alleged that Company failed to supervise adequately the activities of its representative. Claimants seek damages in the amount of $960,000. The Company has entered an answer denying the allegations and moved to dismiss. On March 5, 2004, the Company and claimants reached an agreement in principle to settle all claims for a total of $37,500.

Miscellaneous

From time to time, certain of the Company's past and present officers, directors and employees have been named as parties in lawsuits, securities arbitration and administrative claims. These past and present officers, directors and employees are currently the subject of proceedings that are in their initial stages. In the opinion of management, based upon consultation with legal counsel, the Company is not currently a party to any other legal or arbitration proceeding not already disclosed, the adverse outcome of which, individually or in the aggregate, that can be predicted with any reasonable certainty, could have a material adverse effect on the Company's business, financial condition and operating results.

Dissatisfied customers of the Company's broker-dealer clients may complain to the NASD or the SEC who may investigate those complaints. These complaints may even rise to the level of arbitration or disciplinary action. In addition, the securities industry is subject to extensive regulation under federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and the Company's ability to so comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. The Company is aware of no other SEC or NASD review, or NASD arbitration that would have a materially adverse impact on the Company's business, financial condition and operating results.

19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a market maker of over-the-counter and listed stocks, the majority of the Company's securities transactions are conducted as principal with broker-dealers and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposures is concentrated with its clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. The Company's policy is to monitor regularly the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

20. SUBSEQUENT EVENTS

In February and March of 2003, the Company raised additional capital from members of the new management team and other employees by issuing 482,776 shares of Common Stock for an aggregate purchase price of $638,753.

On March 20, 2003, pursuant to an agreement with a former officer of the Company, Anthony F. Dudzinski, the Company's former president, the Company acquired 50,000 shares of common stock with the fair market value of $200,000 in exchange for the release of certain obligations and rights of the former officer, including a forgiveness of $200,000 in loans.

The Company established the 2003 Equity Incentive Plan (the "Plan") approved by the Board of Directors on March 31, 2003, with amendments approved on September 3, 2003, and final approval granted by shareholders at the Annual Meeting on October 16, 2003, to provide employees, non-employees and independent contractors incentives to increase their proprietary interest in the Company's business. The Plan is administered by a committee established by the Company's Board of Directors, and allow for the grant of 'incentive stock options' and nonqualified options to those selected by the committee in its sole discretion. It is the Company's policy to grant options for the purchase of shares of Common Stock at or about fair market value, which the Plan defines as a default of the average of the high and low closing price of Common Stock of the five trading days prior to the grant date. Options and awards generally vest over a defined period and expire on the fifth anniversary of the grant date, pursuant to the terms of the option agreement. The Company granted 3,576,117 options under the Plan through the date of the filing of this report.

In May 2003, the Company completed a transaction with Martin H. Meyerson, the Company's former Chairman and Chief Executive Officer, totaling $1,350,000 (the "Transaction"). The Transaction consisted of a sale of a combination of $500,000 of investments and $480,000 of receivables from trading personnel for $980,000, a cash contribution of $130,000 recognized in additional paid-in-capital and a reimbursement to the Company of $240,000 of expenses incurred by the Company in connection with certain regulatory matters.. The assets sold to Mr. Meyerson were valued at the greater of fair market value or cost. The Transaction increased the Company's cash position, and in the process, increased the Company's net capital by a like amount.

On June 2, 2003, the Company established Crown Financial International Limited ("CFIL"), a wholly owned subsidiary in London, the United Kingdom, which is currently in the process of applying for a broker dealer license with the U.K. Financial Services Authority. CFIL leases office space in London under a 12-month, noncancelable operating lease effective August 19, 2003. Rental expense under the office lease was $48,068 for the period from September 1, 2003 to January 31, 2004. As of January 31, 2004, future minimum rental commitments under this noncancelable office lease is $10,520 per month through August 31, 2004.

On June 9, 2003, the Company received $76,865 in cash from Mr. Meyerson related to the terms of a Split Dollar Agreement with the Company dated October 8, 1993.

On June 12, 2003, the Company completed a private placement in which shares of Company common stock were offered without registration and subject to restrictions under the Securities Act of 1933, as amended ("Securities Act"), and the securities laws of certain states, in reliance on the private offering exemptions contained in Sections 4(2), 4(6) and/or 3(b) of the Securities Act and on Regulation D promulgated thereunder, and in reliance on similar exemptions under applicable state laws (the "Private Placement"). The Private Placement consisted of two tranches: (i) the first tranche began at the end of March 2003 and ended in the first week of April 2003 in which the Company

raised $955,000 through the issuance of 636,666 shares of Common Stock; and (ii) the second tranche began in mid-May 2003 and concluded on June 12, 2003 in which the Company raised an additional $1,462,500 through the issuance of 974,997 shares of Common Stock.

By agreement dated July 22, 2003, the Company and SLK have agreed to extend the date of maturity from August 31, 2003 to August 31, 2005 of the NASD approved subordinated loan agreement dated June 3, 1997, as amended. The extension of the maturity of the subordinated loan occurred in conjunction with a renegotiation of the clearing services SLK provides to the Company.

On October 16, 2003, the Company took possession of municipal bonds from J.S.A. Investments LLC that were subsequently liquidated into cash on October 17, 2003. The Company assumed title of the proceeds from the liquidation in the amount of $1,700,000 on October 17, 2003. This equity contribution added $1,700,000 in cash to the Company's equity and did not create any liability or require any financial consideration on behalf of the Company. J.S.A. Investment LLC is a limited liability company managed by Joelle A. Meyerson, the spouse of Mr. Meyerson.

On October 30, 2003, the Company completed a conversion, with NASD approval, of $1,000,000 in subordinated indebtedness into equity. Pursuant to this conversion, $1,000,000 of subordinated debt was tendered in exchange for the issuance of 366,838 shares of the Company's common stock. The $1,000,000 consisted of two loans each with a principal amount of $500,000. The loans were with Mr. Leighton and Joelle A. Meyerson, the spouse of Mr. Meyerson, respectively. As a result of these transactions, the Company's stockholders' equity increased by $1,000,000 and its liabilities decreased by $1,000,000.

Commencing in October 2003, the Company sold, in a series of private offerings, shares of Company common stock and warrants that were offered without registration and subject to restrictions under the Securities Act of 1933, as amended ("Securities Act"), and the securities laws of certain states, in reliance on the private offering exemptions contained in Sections 4(2), 4(6) and/or 3(b) of the Securities Act and on Regulation D promulgated thereunder, and in reliance on similar exemptions under applicable state laws (the "Private Offerings"). The Private Offerings raised $100,000 on October 31, 2003 through the issuance of 28,986 shares of common stock by purchases from the Company's Chairman and Chief Executive Officer, John P. Leighton. Subsequent to October 31, 2003, the Company raised $2,001,025 through the issuance of 1,000,132 shares of common stock and 5,000 warrants to the Company's directors and employees, and private investors through February 25, 2004.

On October 16, 2003, the Company's shareholders approved a change in our corporate name to Crown Financial Group, Inc.

In its November 26, 2003 notice to the Company, the NASDAQ Listing Qualifications Panel (the "Panel") determined to delist the Company's securities on the NASDAQ SmallCap Market effective as of December 1, 2003. The Panel's determination was based, in part, and as a result of the Company's previously announced discovery of financial misstatements by the Company's former finance department and the Company's notice to the marketplace not to rely on the Company's previously disclosed financial statements until the conclusion of its internal review conducted under the oversight of the Company's Audit Committee. Following delisting, the Company's common stock became quoted in the Pink Sheets. The Company's common stock will not be eligible to trade on the OTC Bulletin Board until the Company becomes current in all of its periodic filings in compliance with the reporting requirements pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Company has appealed the decision to the NASDAQ Listing and Hearing Review Council (the "Listing Council"), and has filed that appeal on December 11, 2003. However, the appeal did not stay delisting and there is no assurance that the Listing Council will reverse the delisting determination.

Jack Baker, Senior Vice President and Manager of Institutional Sales, voluntarily resigned from the Company effective January 31, 2004.

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2003
(restated)

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ (562,171)
Add: Subordinated liabilities	3,000,000
Deduct: Stockholders' equity not allowable for Net Capital	-
Total stockholders' equity qualified for Net Capital	2,437,829
Deductions and charges:	
Non-allowable assets:	
Investments	605,698
Fixed assets	632,334
Receivables from trading and sales personnel	730,139
Income taxes	24,669
Other assets	334,594
Total non-allowable assets	2,327,434
Net Capital before haircuts on securities positions	110,395
Trading and investment securities:	
Exempted securities	(44,094)
Other securities	(181,259)
Net Capital	$ (114,958)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Accounts payable and accrued expenses	$ 1,148,004
Accrued compensation expense	254,682
Accrued NASD arbitration award	5,000,000
Total aggregate indebtedness	$ 6,402,686
Percentage of aggregate indebtedness to net capital	-
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	123.1%

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2003
(restated)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $6,402,686)	$ 426,846
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$ 1,000,000
Net Capital requirement	$ 1,000,000
Net Capital (Deficit)	$(1,114,958)
Net Capital (Deficit) at 1000%	$ (755,226)

RECONCILATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's amended, Part IIA filing, to be filed contemporaneously with this filing and the Restated Annual Audit Report.

CROWN FINANCIAL GROUP, INC.
(formerly M. H. MEYERSON & CO., INC.)
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
January 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's amended, Part IIA filing, to be filed contemporaneously with this filing and the Restated Annual Audit Report.

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
CROWN FINANCIAL GROUP, INC.
(formerly M.H.MEYERSON & CO., INC.)

In planning and performing our audit of the financial statements and supplemental schedules of CROWN FINANCIAL GROUP, INC. (the "Company"), formerly M.H. MEYERSON & CO., INC., for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer activities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.
2) Recordation of differences required by Rule 17a-13.
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting system, control activities and control activities for safeguarding securities and their operation that we consider to be material weaknesses as defined above.

These items, which the Company has now brought to our attention that have resulted in the following errors and misstatements:

1. The account balances as reflected on the clearing broker statements were incorrectly reconciled by the Company's previous financial management to the Company's accounting records. Additionally, the methodology for recording the results of activity in the clearing broker's accounts was not consistently applied by the Company's previous financial management.

2. The Company's previous financial management did not properly utilize the accrual basis of accounting in processing and recording vendor invoices. Certain invoices were recorded and expensed when paid instead of when incurred. In the preparation of financial statements, estimates were used for accounts payable and accrued expenses rather than specifically identifiable invoices. The Company's previous financial management did not exercise control over the receipt and processing of invoices to assure their timely and accurate recording in the Company's books and records. The Company's previous financial management failed to assure that invoices were directed upon receipt to a central location for processing and payment. This resulted in the dissemination of various invoices throughout the Company and delay in the proper recording, authorization and payment of the invoices by the Company's previous financial management.

The correction of the above errors and misstatements resulted in the Company's net capital falling below the minimum requirement under SEC Rule 15c3-1(a)(4). The Company's new management notified the appropriate regulatory agencies upon discovery and arranged for the infusion of $1.7 million in the form of capital contribution into the Company.

During the period in which the above errors and misstatements took place, there were an inadequate number of accounting and finance personnel to properly implement an effective internal control environment. There was a lack of segregation of duties among accounting personnel as well as a lack of effective supervision over the record-keeping and financial reporting process by senior management. The lack of adequate support and documentation for transactions in various general ledger accounts necessitated substantial audit adjustments to the financial statements. The Company's new management has instituted measures designed to ensure that proper internal controls and financial reporting systems and procedures are effective in the future. Among these measures are the hiring of a qualified, experienced, Chief Financial Officer, Corporate Controller, and other accounting personnel. Additionally, the Company's new management has implemented controls and procedures designed to ensure that material information is recorded, processed, summarized and reported by management on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at January 31, 2003, as described above but have been subsequently corrected to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Certified Public Accountants

Abington, Pennsylvania
March 9, 2004